Exhibit 99.4

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2013

Voting results

All figures include absentee votes.

Presence of voting rights = 22.99%

Item 2	Appropriation of distributable profit - proposal pursuant to convocation corrected for own shares approved
	228,468,076	shares for which valid votes were submitted (= 22.41% of the share capital)
	227,486,596	yes votes	99.57%
	981,480	no votes	0.43%

Item 3	Ratification of the acts of management of the members of the Management Board for the 2012 financial year - acts of management ratified
	209,813,138	shares for which valid votes were submitted (= 20.58% of the share capital)
	196,558,484	yes votes	93.68%
	13,254,654	no votes	6.32%

Item 4	Ratification of the acts of management of the members of the Supervisory Board for the 2012 financial year

	Dr. Paul Achleitner - acts of management ratified
	209,761,566	shares for which valid votes were submitted (= 20.57% of the share capital)
	197,295,493	yes votes	94.06%
	12,466,073	no votes	5.94%

	Dr. Clemens Börsig - acts of management ratified
	209,762,212	shares for which valid votes were submitted (= 20.58% of the share capital)
	196,382,404	yes votes	93.62%
	13,379,808	no votes	6.38%

	Ms. Karin Ruck - acts of management ratified
	209,753,511	shares for which valid votes were submitted (= 20.57% of the share capital)
	196,399,931	yes votes	93.63%
	13,353,580	no votes	6.37%

	Mr. Wolfgang Böhr - acts of management ratified
	209,753,767	shares for which valid votes were submitted (= 20.57% of the share capital)
	196,400,509	yes votes	93.63%
	13,353,258	no votes	6.37%

	Dr. Karl-Gerhard Eick - acts of management ratified
	209,756,995	shares for which valid votes were submitted (= 20.57% of the share capital)
	196,400,892	yes votes	93.63%
	13,356,103	no votes	6.37%

	Ms. Katherine Garrett-Cox - acts of management ratified
	209,756,779	shares for which valid votes were submitted (= 20.57% of the share capital)
	196,403,033	yes votes	93.63%
	13,353,746	no votes	6.37%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2013

Voting results

All figures include absentee votes.

Presence of voting rights = 22.99%

Mr. Alfred Herling - acts of management ratified
209,753,454	shares for which valid votes were submitted (= 20.57% of the share capital)
196,401,138	yes votes	93.63%
13,352,316	no votes	6.37%

Mr. Gerd Herzberg - acts of management ratified
209,756,653	shares for which valid votes were submitted (= 20.57% of the share capital)
196,398,797	yes votes	93.63%
13,357,856	no votes	6.37%

Professor Dr. Henning Kagermann - acts of management ratified
209,759,838	shares for which valid votes were submitted (= 20.57% of the share capital)
196,397,079	yes votes	93.63%
13,362,759	no votes	6.37%

Ms. Martina Klee - acts of management ratified
209,753,464	shares for which valid votes were submitted (= 20.57% of the share capital)
196,401,245	yes votes	93.63%
13,352,219	no votes	6.37%

Ms. Suzanne Labarge - acts of management ratified
209,756,967	shares for which valid votes were submitted (= 20.57% of the share capital)
196,402,909	yes votes	93.63%
13,354,058	no votes	6.37%

Mr. Maurice Lévy - acts of management ratified
209,756,933	shares for which valid votes were submitted (= 20.57% of the share capital)
196,396,467	yes votes	93.63%
13,360,466	no votes	6.37%

Mr. Peter Löscher - acts of management ratified
209,757,769	shares for which valid votes were submitted (= 20.57% of the share capital)
197,298,236	yes votes	94.06%
12,459,533	no votes	5.94%

Ms. Henriette Mark - acts of management ratified
209,753,464	shares for which valid votes were submitted (= 20.57% of the share capital)
196,401,238	yes votes	93.63%
13,352,226	no votes	6.37%

Ms. Gabriele Platscher - acts of management ratified
209,753,684	shares for which valid votes were submitted (= 20.57% of the share capital)
196,401,692	yes votes	93.63%
13,351,992	no votes	6.37%

Dr. Theo Siegert - acts of management ratified
209,756,632	shares for which valid votes were submitted (= 20.57% of the share capital)
196,401,786	yes votes	93.63%
13,354,846	no votes	6.37%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2013

Voting results

All figures include absentee votes.

Presence of voting rights = 22.99%

	Mr. Rudolf Stockem - acts of management ratified
	209,756,546	shares for which valid votes were submitted (= 20.57% of the share capital)
	196,405,402	yes votes	93.63%
	13,351,144	no votes	6.37%

	Dr. Johannes Teyssen - acts of management ratified
	209,272,880	shares for which valid votes were submitted (= 20.53% of the share capital)
	196,391,569	yes votes	93.84%
	12,881,311	no votes	6.16%

	Ms. Marlehn Thieme - acts of management ratified
	209,755,625	shares for which valid votes were submitted (= 20.57% of the share capital)
	196,401,480	yes votes	93.63%
	13,354,145	no votes	6.37%

	Mr. Tilmann Todenhöfer - acts of management ratified
	209,757,309	shares for which valid votes were submitted (= 20.57% of the share capital)
	196,390,728	yes votes	93.63%
	13,366,581	no votes	6.37%

	Professor Dr. Klaus Rüdiger Trützschler - acts of management ratified
	209,757,099	shares for which valid votes were submitted (= 20.57% of the share capital)
	197,299,040	yes votes	94.06%
	12,458,059	no votes	5.94%

	Mr. Stefan Viertel - acts of management ratified
	209,753,643	shares for which valid votes were submitted (= 20.57% of the share capital)
	196,401,499	yes votes	93.63%
	13,352,144	no votes	6.37%

	Ms. Renate Voigt - acts of management ratified
	209,753,643	shares for which valid votes were submitted (= 20.57% of the share capital)
	196,401,595	yes votes	93.63%
	13,352,048	no votes	6.37%

	Mr. Werner Wenning - acts of management ratified
	209,761,596	shares for which valid votes were submitted (= 20.57% of the share capital)
	196,403,979	yes votes	93.63%
	13,357,617	no votes	6.37%

Item 5	Election of the auditor for the 2013 financial year, interim accounts - proposal pursuant to convocation approved
	225,909,870	shares for which valid votes were submitted (= 22.16% of the share capital)
	210,896,205	yes votes	93.35%
	15,013,665	no votes	6.65%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2013

Voting results

All figures include absentee votes.

Presence of voting rights = 22.99%

Item 6	Authorization to acquire own shares for trading purposes pursuant to § 71 (1) No. 7 Stock Corporation Act - proposal pursuant to convocation approved
	208,481,359	shares for which valid votes were submitted (= 20.45% of the share capital)
	191,906,289	yes votes	92.05%
	16,575,070	no votes	7.95%

Item 7	Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights - proposal pursuant to convocation approved
	208,227,099	shares for which valid votes were submitted (= 20.42% of the share capital)
	192,877,578	yes votes	92.63%
	15,349,521	no votes	7.37%

Item 8	Authorization to use derivatives within the framework of the purchase of own shares pursuant to § 71 (1) No. 8 Stock Corporation Act - proposal pursuant to convocation approved
	208,080,240	shares for which valid votes were submitted (= 20.41% of the share capital)
	190,792,686	yes votes	91.69%
	17,287,554	no votes	8.31%

Item 9	Approval of the compensation system for the Management Board members - proposal pursuant to convocation approved
	212,224,393	shares for which valid votes were submitted (= 20.82% of the share capital)
	188,258,656	yes votes	88.71%
	23,965,737	no votes	11.29%

Item 10	Amendments to the Articles of Association regarding the new regulation on Supervisory Board compensation - proposal pursuant to convocation approved
	227,671,101	shares for which valid votes were submitted (= 22.33% of the share capital)
	216,373,437	yes votes	95.04%
	11,297,664	no votes	4.96%

Item 11	Election to the Supervisory Board
	Mr. John Cryan - proposal pursuant to convocation approved
	227,169,804	shares for which valid votes were submitted (= 22.28% of the share capital)
	220,882,823	yes votes	97.23%
	6,286,981	no votes	2.77%

	Professor Dr. Henning Kagermann - proposal pursuant to convocation approved
	223,027,850	shares for which valid votes were submitted (= 21.88% of the share capital)
	163,925,874	yes votes	73.50%
	59,101,976	no votes	26.50%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2013

Voting results

All figures include absentee votes.

Presence of voting rights = 22.99%

Ms. Suzanne Labarge - proposal pursuant to convocation approved
222,465,755	shares for which valid votes were submitted (= 21.82% of the share capital)
201,652,599	yes votes	90.64%
20,813,156	no votes	9.36%

Dr. Johannes Teyssen - proposal pursuant to convocation approved
222,566,452	shares for which valid votes were submitted (= 21.83% of the share capital)
192,152,184	yes votes	86.33%
30,414,268	no votes	13.67%

Mr. Georg F. Thoma - proposal pursuant to convocation approved
227,199,321	shares for which valid votes were submitted (= 22.29% of the share capital)
218,831,352	yes votes	96.32%
8,367,969	no votes	3.68%

Mr. Tilman Todenhöfer - proposal pursuant to convocation approved
227,857,257	shares for which valid votes were submitted (= 22.35% of the share capital)
220,202,683	yes votes	96.64%
7,654,574	no votes	3.36%

Ms. Dina Dublon - proposal pursuant to convocation approved
227,166,257	shares for which valid votes were submitted (= 22.28% of the share capital)
221,834,915	yes votes	97.65%
5,331,342	no votes	2.35%

Item 12	Cancellation of an existing authorized capital, creation of new authorized capital for capital increases in cash and/or in kind (with the possibility of excluding shareholders’ pre-emptive rights, also in accordance with § 186 (3) sentence 4 Stock Corporation Act) and amendment to the Articles of Association - proposal pursuant to convocation approved
	208,191,766	shares for which valid votes were submitted (= 20.42% of the share capital)
	193,892,522	yes votes	93.13%
	14,299,244	no votes	6.87%

Item 13	Approval to conclude a domination agreement between Deutsche Bank Aktiengesellschaft (as the parent company) and RREEF Management GmbH - proposal pursuant to convocation approved
	227,481,765	shares for which valid votes were submitted (= 22.31% of the share capital)
	226,672,053	yes votes	99.64%
	809,712	no votes	0.36%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2013

Voting results

All figures include absentee votes.

Presence of voting rights = 22.99%

Proposal to postpone Item 5 - rejected
118,923,746	shares for which valid votes were submitted (= 11.66% of the share capital)
33,888	yes votes	0.03%
118,889,858	no votes	99.97%